Mail Stop 3561

April 4, 2006

Mr. Robert J. Tonachio
President
615 River Road
Kingston, TN 3773

> **Re:** **Robert James & Associates, Inc.**
> **Amendment No. 1 to the Offering Statement on Form 1-A**
> **Filed March 3, 2006**
> **File No. 24-10142**

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Our review of your Form 1-A shows that the document fails in numerous material respects to comply with the requirements of the Form 1-A offering statement. Full and complete information must be given to the disclosure requirements in the Offering Circular Model B. For example, your disclosure does not address the status of the company's operations concerning the services that it provides in the distribution of insurance products. The offering circular must be revised to address in detail the company's business, its current state of operations, and the anticipated costs of operating the business along with the other material aspects of your planned

business. The disclosure must provide investors with sufficient information to allow them to evaluate the risks and merits of the investment. Substantially revise your disclosure throughout the Offering Circular to address our concerns. We may have further comment.

Part I – Notification

2.   Please note that the preamble to Part I requires that "[a]ll items shall be addressed and negative responses should be included." In reviewing your responses to Item 1 we note that you have not provided responses in several instances, including, but not limited to, (g) affiliates of the issuer. Please revise your document accordingly.

3.   It would appear that there were other parties involved with the formation of this company. Please refer to Rule 405 of Regulation C and revise to identify all your promoters or advise.

Item 4

4.   Please provide a response to Item 4(a).

5.   We note your disclosure that the securities will not be registered in any jurisdiction in which they are offered and that the securities will be offered pursuant to exemptions available in the state in which they are sold. Please expand your discussion to address the general nature of these state exemptions, and your factual basis for exemption. We note that this offering will be a public offering under Regulation A. Please explain how the state exemptions are consistent with the Regulation A communications.

6.   Please clarify your statement that "[t]he securities will be offered by the Company on a *private* basis to individuals or entities known to the issuer … and *agents*." (emphasis added) In particular we note that a Form 1-A offering is not a private offering. In addition, please disclose what you mean by your usage of the term agents in the sentence above. If the company will use agents to introduce investors please disclose the following: (1) the nature of the agency relationship between the agent and the issuer; (2) the terms of any compensation to be paid or offered to the agent in relation to the offering; (3) whether the company will require the agent to register as a broker; (4) whether any of these agents will be "finders" as the term is conventionally used; and, (5) disclose the names of these agents in your document.

7.   Identify the officers, directors and agents who will be offering the securities.

8.   Please supplementally advise us of the basis of each person's participation in

offering the securities without registration as broker-dealer. If Exchange Act Rule 3a4-1 will be relied upon, explain supplementally how each element of the Rule will be satisfied as to each person. We may have further comment.

Item 5

9.   We note your disclosure that the company issued 10,500,000 shares in exchange for an interest in a predecessor entity and for services management rendered to the company. Please disclose the nature of the services provided and clarify whether these services were provided to the company or its predecessor. In addition, please disclose the value placed upon the consideration provided to the company for the stock issued. Also, explain how did the company value the shares at $.247 per share? In this respect your attention is directed to Item 5(a)(3). Further, please state whether this valuation was independently determined. If it was not, please state who determined the value on behalf of the company. Please note that the foregoing statements are equally applicable to Mr. Tonachio's preferred stock.

10.   We note the preferred stock issued to Mr. Tonachio. Please disclose the value of the consideration provided, the exemption relied upon and the facts supporting reliance upon the exemption.

Item 7

11.   Please clarify the meaning of your statement that Mr. Tonachio will "make up to 200,000 shares of his common stock available to help stabilize the market, if necessary". What sort of stabilizing activity will he engage in? How will the sale of his shares work to stabilize the market? Are these the same 200,000 shares that he is registering for resale on this Form 1-A? Is he obligated to engage in stabilizing transactions? In addition, is Mr. Tonachio limited to selling his shares only as part of a stabilizing transaction, or may he sell his shares at his own choosing? We note that you have made similar disclosures on page 7. Finally, please address the applicability of Regulation M to these transactions.

12.   Your disclosure indicates that Mr. Tonachio will be responsible for making sales on behalf of the company and may also be selling for his own account. Please disclose how Mr. Tonachio intends to allocate sales between the company and his own account. In addition, please disclose whether Mr. Tonachio will affirmatively state to investors that he is selling for his own account and that, accordingly, the proceeds will not be available to the company.

Cover Page

13.   Revise your offering circular cover page to indicate the date of the offering circular.

14.   Please revise your reference to "per unit".

15.   Please disclose the name of the selling shareholder referred to on your cover page. In this regard your attention is directed to the requirements of Item 4(d). We note that there is currently no market for your common shares. Given this, please revise your offering circular cover page and plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Clarify your disclosure here and elsewhere in your offering circular as appropriate.

16.   Please revise footnote 2 to your tabular presentation to provide an estimate of your offering costs. Please note that this can be a range of estimates.

17.   Please revise to indicate whether the company's securities are traded on any markets.

18.   Clarify whether there are any arrangements to place the funds received in an escrow, trust or similar arrangement.

19.   Please revise the table called for the Item 2 to address the offering of 200,000 shares by the selling shareholder.

20.   Please revise to clarify if there is a minimum purchase requirement for individual investors.

Summary Information, page 2

21.   Please clarify the statement that "[t]he company is currently licensed to conduct insurance business in the following states …" Does this mean that the company is licensed as an insurance broker or agent in these states, or is it merely qualified to do business in these states?

22.   Please indicate the number of insurance agents and financial planners contracted by the company.

23.   Please revise your summary disclosure to provide summary financial information.

Risk Factors, page 2

24.   Please revise to indicate that you discuss all material risk in this section.

25.   Please revise to present risk factor subheadings for each of your risk factors that concisely state the specific material risk it presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Subheadings must describe the actual risk addressed, not the aspect of your business which gives rise to the risk.

26.   In Risk Factor 1 you state that "[a]s a rule, an insurance company will enter into … a contract only after a thorough background check of the Company's credit standing, regulatory issues or criminal or civil actions." This statement appears to imply that these insurance companies have done a level of due diligence on you that would actually make an investment safer. Revise to delete the mitigating language in the risk factor. Your risk factor section should not contain mitigating language. Please revise your document accordingly.

27.   In Risk Factor 2 you state that the company has an employment agreement with Mr. Tonachio and intends to obtain "Key Man" insurance on his life. This appears to be mitigating language and, accordingly, should be removed.

28.   Several of your risk factors, in particular Risk Factors 4 and 14, appear broad and generic. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. Please revise your risk factors as appropriate.

29.   On page 3 you state that "management has broad discretion in the use of the Offering's proceeds." Please note that this discretion is limited by Instruction 6 to Item 5 "Use of Proceeds to Issuer".   Revise your document as appropriate.

30.   Please include a statement, in either Risk Factor 5, of the company's cash and working capital position as of the most recent practicable date.

31.   Please include a risk factor addressing the risks associated with investment in a company that does not have audited financial statements.

32.   Risk factor 7 and 8 appears to be similar. Please revise to combine these risk factors

and delete redundant disclosure.

33.   In Risk Factors 7 and 8 you disclose that you intend to apply for a quotation on the Pink Sheets. In an appropriate section later in the offering circular, please summarize any requirements for a listing on the Pink Sheets as well as how the company plans to meet these requirements. Further, please update your "Use of Proceeds" for any costs associated with listing on the Pink Sheets, including costs associated with supplying information to both the market and the broker or dealer. In addition, specifically address the implications of Rule 15c2-11 to both your ability to initially obtain a listing, and maintain that listing, over a period of time.

34.   The discussion in Risk Factor 8 appears to address several distinctive risks. Risk factors should only disclose single risks that are material. Please refer to the Division of Corporation Finance's Updated Staff Legal Bulletin 7A, which is located at http://www.sec.gov/interps/legal/cfslb7a.htm for your convenience and revise your disclosure accordingly.

35.   In Risk Factor 9 you disclose your intention to be listed in a securities manual in order to be able qualify for a so called manual exemption from state registration. You also note that manuals typically require financial information. Please disclose whether these manuals require this information to be audited. If they do, please remove any discussion of your intention to qualify for a manual exemption as you currently do not have audited financial statements. In addition, please advise us of how the company will sell its securities free from state registration if the manual exemption turns out to be unavailable.

36.   We note your disclosure in Risk Factor 12. Please include a statement later in the offering circular discussing the extent of any fiduciary duty, if any, owed by a controlling shareholder and contrasting this duty with the fiduciary duty of a director with respect to the approval of corporate actions.

37.   Please add a separate risk factor discussing the conflicts of interest associated with the fact that the CEO, principal shareholder, and sole director are the same person. Your discussion should include, but is not limited to, the approval of self dealing transactions, compensation and expense reimbursement, and the redemption of the preferred stock.

38.   In Risk Factor 15 you state that the public offering price was arbitrarily determined. You also indicate that the offering price was arrived at by estimating the value of the company's assets, experience of management, the longevity of the company, market conditions and other factors. Revise to reconcile your statements.

39.   In Risk Factor 15 you state it would be impossible to determine the weight attributable to each factor that contributed to the determination of your offering price. Please advise us why this is so, wouldn't management have to consider and weigh these factors to determine an offering price?

40.   Please include a separate risk factor addressing the immediate dilution to new investors when compared to existing investors.

Dilution, page 6

41.   Please include additional disclosure addressing the impact to the dilution calculation in the event that the company raises less than the maximum amount in proceeds.

42.   Please include a footnote indicating whether the $2,593,500 paid by the existing shareholders represents cash payments to the company. If it does not, please disclose how this value was arrived at, including a breakdown of cash and other consideration paid, and who at the company was responsible for determining the value of the consideration received.

43.   Please revise to indicate the percentage of dilution to new investors.

Plan of Distribution, page 6

44.   On page 6 you indicate that the offering will be done "through mail, telephone or electronic transmission to [your] clients and others who have expressed an interest in the company." Please advise us of the meaning of this statement – do you mean to imply that you may engage in electronic offers, sales, or distributions? If so, please describe the procedures that you will use to engage in such a distribution, and advise us whether you will seek clearance for your procedures from the Office of Chief Counsel. Alternatively, please remove the references to electronic transmissions.

45.   We note the subscription agreement provides for arbitration of any disputes arising from the investment in this offering. Please explain how this complies with the requirements of Section 14 of the Securities Act regarding waivers of compliance with the Securities Act or the rules and regulations of the Commission.

46.   We note your disclosure on page 6 that your subscription agreement provides for the arbitration of any disputes arising from the sale of securities in this offering. Please supplement your disclosure, here and elsewhere as appropriate, to disclose the key terms of the arbitration agreement. This may include, but not limited to, (1) how an arbitrator will be selected; (2) whether the arbitrator will be a member of a professional association such as the American Arbitrator's Association; (3) who will pay the arbitrators fees; (4) any procedural limitations imposed by the clause; (5) whether the arbitration clause limits the damages and/or remedies that might be

received by an investor; and, (6) whether arbitration is exclusive, or whether an investor may bring a legal action in court. Please file a copy of your subscription agreement.

47.   Please revise the 4th paragraph on page 6 to indicate that Mr. Tonachio will not register as a broker in reliance on the provisions of Rule 3a4-1.

48.   We note your statement that "Mr. Tonachio … does not participate in selling an offering more than once every 12 months." Rule 3a4-1 requires that the person not participate in selling and offering securities for any issuer more than once every twelve months. Please revise as appropriate.

49.   Please advise us if you will utilize sales materials in promoting the sale of the shares pursuant to this offering circular. If so, please send us a copy of these materials to review. See Rule 256 of Regulation A.

   Use of Proceeds, page 7

50.   Please revise your disclosure to address the costs of procuring "Key Man" life insurance for Mr. Tonachio.

51.   Please describe in more detail the principal purposes for which the net proceeds to the company are intended to be used. See Item 5 of Model B. In particular we are looking for a detailed discussion of the expenditures the company will make to expand its marketing force and the American Annuity Academy.

52.   Please revise your "Use of Proceeds" discussion to indicate the priority of use of any proceeds in the event that less than all of the proceeds are raised. Include a use of proceeds table that discloses the use of proceeds at various levels of amounts raised such as 25%, 50%, and 75%. Your attention is directed to Instruction 2 to Item 5. In addition, please state whether the proceeds of the offering would satisfy the company's cash requirements for the next year if the company raises less than the full offering amount. Also address your plans if a nominal amount of proceeds are raised.

53.   On page 7 you state that "future events may require a change in the allocation of funds … [and that] [a]ny such change will be at the discretion of the Board". Please note that, Instruction 6 to Item 5 provides that you "may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed." Please add disclosures fully addressing the contingencies which would require management to reallocate its resources and discuss how resources from this offering would be allocated.

54.   We note that you will use $200,000 of the proceeds for administrative expenses. Clarify the anticipated administrative expenses uses of the proceeds.

55.   We note that you will use $250,000 of the proceeds to pay officers' salaries. Specifically address whether any of these payments are for accrued salaries.

56.   Specifically address whether any of the proceeds will be used to make payments to or repay debts to officers, directors or other affiliates of the company.

Description of the Business, page 8

57.   Please provide additional disclosure describing the transaction whereby the company changed its status from a sole proprietorship to a corporation. Your discussion should include, but is not limited to, the structure of the transaction, the nature and value of the consideration paid – including, any assumption of liabilities and/or assets, and how the company accounted for the transaction.

58.   Please clarify the meaning of the statement that "[t]he company is engaged in the wholesale distribution of insurance products".

59.   Please explain how the company evaluates the effectiveness of the training programs it provides. In addition, please disclose whether any of the insurance contracts require the company's agents to receive and/or maintain a minimal level of proficiency. If so, discuss the measures the company undertakes to comply with these requirements and any potential implications associated with not reaching these minimal levels.

60.   Please disclose whether the relationship between the contracted agent and the company is an exclusive relationship. If not, please disclose any restrictions on the activities of the contracted agent. May they sell insurance products through other insurance wholesalers or other insurance companies with whom you do not have contracts?

61.   Please clarify who pays the company's remuneration – the contracted agent or the insurance company? In addition, please discuss, in greater detail, the compensation terms between all three parties. Your discussion should address: (1) the rates (or range thereof) paid by the insurance company for sales of its products; (2) the breakout between the percentage of the insurance company payment that is paid to you versus your agent; and (3) whom the insurance company pays; that is, whether you are paid directly and hold any funds in trust for your agents.

62.   We note your statement in the first paragraph in "The Company" section that "through its pool of approximately 3,500 contracted agents … the company offers the products of these insurance companies to the insurance consumer." We also note your statement that the company currently has approximately 1,000 active agents

under contract. Revise your statement under "The Company" section as appropriate.

63.   Please clarify the statement on page 8 that "[t]he company has licensed over 3,500 agents …" In addition, please explain what an inactive agent is and explain the primary reasons why agents become inactive.

64.   Please explain the statement that "[t]he company had over $53,937,300 in gross premium revenues in 2005." Please explain what you mean by gross premium revenue and disclose how much cash this "revenue" generated for the company.

65.   On page 8 you disclose that the company is licensed in several states. Please clarify whether the company itself is licensed to conduct an insurance business in these states or whether the company's contracted agents are licensed to conduct an insurance business in these states.

66.   Your disclosure indicates that the company conducts its American Annuity Academy in Nashville Tennessee; however, your office is located in Kingston. Please disclose whether the company rents space to conduct this activity. If so, please address the costs of renting such space in an appropriate section.

67.   Please discuss any fees charged by the company for attending the American Annuity Academy. In addition, please discuss the costs to the company associated with providing this service. This discussion ought to address, at a minimum, any costs associated with renting a facility, providing training materials or other handouts, logistical costs, and providing suitable instructors.

68.   Please disclose the number of people who are trained annually at your American Annuity Academy.

69.   Please explain your reference to "hybrid products" on page 9.

70.   Please disclose the names of the 5 largest insurance companies with whom you do business based upon the gross sales volume. In addition, please disclose whether any of these entities represent 5% or greater of your total gross sales volume. Finally, please disclose the expiration dates for these agreements.

71.   Please explain your statement on page 10 that, "[t]he agents are exclusively with the Company in accordance with the terms and conditions of each individual insurance company contract." In addition, please reconcile this to your statement that the agents "select one or more insurance companies with products suitable for representation by them" on page 9.

72.   Please explain the last sentence in the first full paragraph on page 10.

73.   Please revise the heading "Products" on page 10 as the company does not have any products. Alternatively, please advise us why no revision is necessary. In addition, please revise the first sentence under this topic heading to clarify that it is not the company who "offers" insurance products.

74.   Please disclose whether the company itself engages in insurance sales efforts, directly or indirectly, with clients.

75.   Please limit your discussion under the "Products" heading to those insurance contracts sold by the company or its contracted agents. Alternatively, please advise us of the relevance of this additional information to the investor.

76.   Please explain how the company plans to increase its base of certified financial planners and insurance agents.

77.   Please disclose the amount of proceeds the company plans to invest in the expansion of the American Annuity Academy. In addition, please discuss the nature and purpose of these investments as well as a timeline for making these investments.

78.   Please expand your discussion on page 11 to discuss how the company uses internet marketing. In particular, how does the company learn about prospective agents and determine whether they will be suitable? Does the company purchase lists of contacts? If so, clearly state from whom you purchase these lists, and the price you paid for them. In addition, please provide a basis for the statement that your initial internet usage has had excellent results. This statement is noted in the last sentence in the fourth paragraph under the "Marketing" heading.

79.   On page 11 you state that the proceeds "will be used to expand the Company's proven marketing systems." Please provide a basis for the statement that the company's market systems are proven or remove the word "proven." In addition, please discuss the company's current marketing system.

80.   On page 11 the company discloses that it anticipates a very high attendance at its March 2006 workshops. Please revise to disclose actual attendance figures for these workshops. In addition, please disclose the cost of producing and distributing the DVD training video referred to.

81.   Please disclose the amount of money the company plans to spend on advertising in trade publications and on the internet.

82.   On page 11 you state that "[p]art of the proceeds from this offering will be invested in acquiring additional personnel for the interaction with the additional agents and financial planners". Please disclose, here and in the "Use of Proceeds" how much the company is setting aside for hiring new employees as well as how many new employees the company plans to hire.

83.   Please disclose whether the insurance company have any recourse, contractual or otherwise, against the company in the event that the company's contracted agents violate state insurance regulations while selling the insurance company products.

84.   Please explain the relevance of the page 12 statement that "[t]he states have an insurance trust fund that guarantees annuities for up to $100,000 and life insurance for up to $300,000.

85.   Please revise to address the competitive conditions in the industry. Indicate the company's competitive position in the industry and the principal methods of competition.

Management's Discussion and Analysis, page 12

86.   Please disclose the amounts the company has spent to recruit, train, monitor, and update its contracted agents during the relevant time periods. In this regard we note your page 8 disclosure that insurance companies spend millions of dollars annually on these activities. Please explain the company's competitive advantage in providing this level of training. Is the company able to train its agents at lower cost? If so, explain why.

87.   Please expand your discussion in this section to address the company's liquidity and major expense line items from your income statement for the periods covered by your financial statements. Please note that a strong Management Discussion and Analysis does not merely restate information from the financial statements; rather it provides insights into any trends that are discernable from the financial statements and explains the story of the company for the relevant time period.

Description of Property, page 13

88.   We note your disclosure that you currently have your offices in a building owned by your President and that you intend to enter into a lease agreement in the near future. Please update your use of proceeds to address the costs associated with this new lease agreement. In addition, please disclose whether this new lease will be with a

related party. If the company will lease space from its president, or any party related to your president, please disclose whether the rent will approximate market rates, how the company will determine market rates, and that, the company will not have the benefit of negotiating an arm's length rent. To the extent applicable, please add disclosure in Item 11.

Directors, Executive Officers, and Significant Employees, page 13

89. Please disclose the nature of any family relationship between your President and Chief Operating Officer in a separate paragraph.

90. Please disclose whether Mr. Tonachio is currently licensed with the Chicago Board of Trade, New York Mercantile Exchange or the New York Stock Exchange. If Mr. Tonachio is no longer licensed please disclose the reasons why he is not licensed. If he is licensed, please provide information regarding the type of license held.

91. Please disclose the names of the companies for which Mr. Tonachio served as a fee-based consultant.

92. Please clarify whether Mr. Tonachio earned degrees from the University of Miami and New England College as opposed to merely "studying" there.

Remuneration of Directors and Officers

93. We note that your intention to pay Robert Tonachio, Jr. $80,000 per year in salary following the completion of this offering. Please advise us whether the company currently pays him a salary. In addition, please advise us why his compensation was excluded from the table required by Item 9(a).

94. We note your disclosure that your directors will receive compensation at the rate of $1,000 per meeting and that you currently only have one director. Please add disclosure discussing the anticipated number of board meetings that you will have and how the company plans to differentiate Mr. Tonachio's board service for which he receives additional compensation from his employment service for which he receives a fixed salary. How will a board meeting be defined if there is only one member of the board? In addition, how many board meetings does the company intend to have during the year?

95. We note your disclosure that Mr. Tonachio's employment agreement provides that he is entitled to a bonus based on pre-tax profits before extraordinary items. Please disclosure the nature of these extraordinary items, including whether this term is defined to mirror comparable GAAP terms. In addition, please disclose whether this number will be determined from audited financial statements. If not, please disclose

that Mr. Tonachio will be responsible for providing the financial figures used to determine his own bonus. Also, please state whether either of the Tonachio's may have their compensation increased from the amounts disclosed herein; if so state the procedures for doing so.

96.   Please clarify the statement that, in the event that Mr. Tonachio dies, "the [employment] contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period exclusive of bonuses". Does this mean that the company is obligated to pay Mr. Tonachio's salary even if he dies? How has the company accounted for this obligation?

97.   On page 14 you disclose that a committee of the board will be established to administer the company's stock option plan. Please clarify how the company will be able to establish a committee when it only has a single director.

98.   Please disclose whether either Mr. Tonachio, Sr. or Mr. Tonachio, Jr. will receive stock options under your stock option plan. In addition, disclose the name of the director who will approve this stock grant. Further, disclose whether the company will grant these stock options at market value and how the company will determine its market value. Please file a copy of your stock option plan.

99.   We note that the company has entered into a Lock-Up agreement with its officers to restrict their ability to sell shares pursuant to Rule 144. We also note that these same officers control the company and would have the ability to waive the terms of this agreement. Please update your disclosure accordingly and state whether management will waive the terms of this agreement. Please file a copy of this Lock-Up agreement.

Interest of Management and Others in Certain Transactions, page 16

100.   In the second paragraph under this heading you disclose that Mr. Tonachio transferred equipment with a gross value of $30,000. Please explain what a gross value is, and disclose, if appropriate, the net value. In addition, please state what equipment was transferred, and, for significant items, state the approximate age of such equipment.

101.   Please disclose "the average estimated cost incurred in the past two years of operations of recruiting, signing, training, and monitoring one agent" and the number of agents the company has. In addition, we note that the company appears to have only 1,000 active agents but appears to have calculated its valuation based on 3,500 agents, the majority of which are inactive. Please disclose this, and clearly state why management believes inactive agents to continue to have a value to the company.

Please disclose whether the methodology you used to value the company would be consistent with GAAP.

Securities Being Offered

Common Stock, page 16

102.   We note your statement that "all of the outstanding shares of common stock, are, and the shares being offered hereby will be, upon issuance, full paid and non-assessable." This is a legal conclusion which a corporation is not qualified to make. Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete your statement.

Preferred Stock, page 17

103.   On page 17 you disclose that Mr. Tonachio owns 5,000 shares of 2% convertible stock which may be redeemed by the company at $1,000 per share. In your Item 5 response you indicate that Mr. Tonachio received these shares – which the company has valued at $100 – pursuant to his employment agreement. With respect to the foregoing, please disclose the following in appropriate sections of your filing. Firstly, under the "Preferred Stock" heading, please state the dollar value paid by Mr. Tonachio for his shares. If Mr. Tonachio did not pay for his shares clearly disclose the terms under which he received his shares. Secondly, we note that Mr. Tonachio possesses voting control of the company – at both the director and shareholder level – and, accordingly, is able to force the redemption of the preferred stock at $1,000 per share for total proceeds to him of $5,000,000. Please disclose whether the company will or will not redeem these shares. If the company will redeem these shares please disclose the circumstances under which the company will redeem the shares including a discussion of any fiduciary duties that Mr. Tonachio will owe the company as both a director and majority shareholder. In addition, please discuss the financial impact to the company of any redemption in the risk factors and elsewhere as deemed appropriate. Thirdly, please update your dilution-related disclosures to include a discussion of the dilution to new investors associated with the conversion of the preferred stock into common stock.

104.   Please disclose whether the preferred stock has voting rights. If so, please state whether the stock votes separately as a class. If the stock votes alongside the common stock, please disclose the number of votes associated with a share of preferred stock.

Financial Statements

General

105.   We note that the financial statements are presented as consolidated. Please disclose

what entities have been consolidated, and consider revising your financial statements to show one consolidated column.

106.   Please provide a statement of stockholders' equity for all periods presented in accordance with Regulation A and Part F/S of Form 1-A. Refer to the guidance in SAB topic 4B.

Financial Statements for the ten months ended October 31, 2006 (Forecast)

107.   As outlined in the instructions to Form 1-A, discussion of projections of future economic performance is encouraged as long as management has a reasonable basis and the projections are presented in an appropriate format. In an effort to keep the forecast separate and distinct from the historical financial statements, please revise to include a separate cover page and separate notes for your forecasted financial statements. Your notes to the forecast should provide an analysis explaining your basis for assessing future performance, including a discussion of the key assumptions underlying the projections. Further, please revise to disclose forecasted earnings per share and provision for income taxes. Please refer to the guidance in Item 10 of Regulation S-B. Please revise accordingly, or eliminate the forecasted financial statements in their entirety.

Unaudited December 31, 2005 Financial Statements

Notes to Financial Statements

General

108.   Please disclose your policy for stock compensation to employees and non-employees.

109.   Please disclose within your notes all newly released accounting standards that have been issued but not yet adopted pursuant to SAB 74.

Other Assets

110.   We noted from your disclosure here, and on page 16, that on December 9, 2005,

Robert James & Associates, Inc. issued 10,500,000 shares of common stock for the assets of the sole proprietorship. We also noted that 97% of the common stock was issued to Robert J. Tonachio, Sr., who is also your current president and director. Considering this, it is not clear how you determined that this transaction should be recorded as a purchase. It would appear that this transaction should have been recorded at the cost of the sole proprietorship (i.e. presumably zero). Please provide us with a discussion of the applicability of SFAS 141 as it relates combinations of entities under common control, specifically paragraph (11) and paragraphs (D-11) through (D-18). Please advise and revise as necessary.

111. It appears from your disclosure that as consideration for an employment contract, you issued your founder 5,000 shares of convertible preferred stock valued at $500,000. Please provide a detailed summary of how you determined the value of this transaction and cite the specific authoritative literature you used to support your accounting treatment.

Owner's Equity and Stock

112. We note you are using two classes of common stock (i.e. common and preferred). Please disclose the pertinent rights and privileges of the various classes of stock as prescribed in SFAS 129.

113. Considering the comment above, please expand your disclosure to describe all of the material terms of the 2% convertible preferred stock described on page 17, including who has the rights to convert (i.e. the holder or the Company), whether the 2% represents a cumulative dividend, the exercise feature (i.e. physical, net cash, or net share settlement, etc.), if there are any registration rights agreements, and if there are any liquidated damage provisions. We may have further comments.

Revenue Recognition

114. The disclosure in the Description of Business section (page 8) suggests that you are entering into contracts with insurance companies on behalf of the agents (acting as agents manager) to sell those insurance companies' products. It appears from your disclosure that your agents are merely responsible for selling the insurance products, and the insurance companies manage and maintain the risk of the products sold. Accordingly, we do not see how your accounting treatment (i.e. recording the gross volume of sales of insurance products) is consistent with GAAP. Tell us why it is not appropriate to record revenue based on your commissions. Please advise and revise if necessary.

115. We noted from your disclosure on page 9 that in addition to selling insurance products through your contracted agents, you also run the American Annuity Academy, an insurance and training school designed for insurance agents and

financial planners. Please disclose your policy for revenue recognition for this revenue stream.

116.   Considering the comment above, please provide a discussion of the applicability of SFAS 131 as it relates to the company's two functions.

Part III

Exhibits

117.   Several of the exhibits identified in your index as filed on January 26, 2006 were not filed at that time. Please review your files and file all exhibits as appropriate. In this respect we note that you have only filed your articles of incorporation. We specifically note, without limiting the foregoing, that you have not filed your form of subscription agreement under Exhibit 4.0, any contracts under Exhibit 6.1, your legality opinion under Exhibit 11.0, nor have you filed Exhibit 15.1. We may have further comment.

118.   Please file copies of your registration rights agreement and the certificate of designation of preferred shares.

Exhibit 2.0

119.   The Articles of Incorporation which the company filed contain two pages of documents filed with the State of Nevada followed by an Articles of Incorporation which appear to begin with Article Seven. Please advise us whether the documents filed with the State constitute Articles One through Six. If not, please file your completed Articles of Incorporation.

120.   Article 14 provides that no interested contract or transaction shall be invalidated solely because of the relationship or presence of the interested party provided that paragraph (B) is satisfied. Paragraph (B) appears to allow for shareholder ratification of an interested transaction with "each such interested person to be counted for quorum and *voting purposes*". (emphasis added) As a result it would appear that management would be able to approve its own interested transactions at the shareholder level. Please advise us if this is a correct understanding and add disclosure throughout your document, including in the risk factors.

121.   We note that your Articles of Incorporation contain indemnification language. Please add disclosure in an appropriate section of your document describing these provisions and their effect on investors. In addition, your indemnification clause appears to indicate that your shareholders may determine whether an indemnification is appropriate. Your discussion should also address the operation of Article Sixteen. Please disclose whether any shareholder vote would include a shareholder who

sought indemnification.

Signature

122. We note your signatures on behalf of the issuer. As required by Instruction 1 to the Signature requirements of the Form, the signature of the Chief Executive Officer and Chief Financial Officer must also be included. Please include the appropriate signatures.

123. As required by Instruction 1 to the Signature requirements of the Form, the signature of each person for whose account any of the securities are being offered must sign the offering statement.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for a qualification date of the offering statement as a confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant a qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: Lee W. Cassidy
        Fax: (202) 745-1920